FOR IMMEDIATE RELEASE


David L. Sokol - Chairman and Chief Executive Officer             402-341-4500
John G. Sylvia - Senior Vice President, Chief Financial Officer   402-341-4500
Dale R. Schuster - Vice President, Administration                 402-341-4500


           CALIFORNIA ENERGY ANNOUNCES NAME CHANGE

OMAHA, NEBRASKA, March 26, 1996 --- California Energy
Company, Inc. (the

"Company") (NYSE, PSE and LSE symbol: CE) announced today that it has officially changed the Company's corporate name to CalEnergy Company, Inc.


"This change signifies more than just a corporate name change.
California Energy Company, Inc. began as a geothermal developer based in California in 1971, and during the past 25 years has steadily evolved to become one of the world's largest independent power producers with expertise in a variety of fuel sources," said Chairman and Chief Executive Officer David L. Sokol. "Today, as we continue to expand into international markets and diversify our project portfolio, it is only fitting that we reflect this evolution by modifying our name to CalEnergy."

CalEnergy Company, Inc., a leading independent power producer, is an international developer, owner and operator of environmentally responsible power generation facilities.

Its thirteen operating facilities produce 575 net MW of power, with 690 net MW under construction and in excess of 1,400 net MW currently under award or contract.

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